UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2005.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File Number 333-110332

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION SALARIED SAVINGS PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	4

Notes to Financial Statements	5 - 13

Supplemental Schedules:
Form 5500, Schedule H, Item 4(i): Schedule of Assets (Held at End of Year) as of December 31, 2005	14

Form 5500, Schedule H, Item 4(j): Schedule of Reportable Transactions for the year ended December 31, 2005	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the Board of Directors of Dominion Resources, Inc. and the Trustee and Participants of the Dominion Salaried Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion Salaried Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 16, 2006

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2005	December 31, 2004
Assets:

Participant-Directed Investments	$1,327,802,117	$1,188,476,257

Nonparticipant-Directed Investments	366,411,734	325,043,387

Receivables	1,664,485	420,426

Total Assets	1,695,878,336	1,513,940,070

Liabilities:

Payables for Investments Purchased	745,560	461,956

Administrative Expenses Payable	928,737	611,480

Other Liabilities	2,163,307	1,272,297

Total Liabilities	3,837,604	2,345,733

NET ASSETS AVAILABLE FOR BENEFITS	$1,692,040,732	$1,511,594,337

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions:
Investment Income:
Dividends	$22,759,821
Interest	1,532,471
Net Appreciation in Fair Value of Investments	114,116,165
Income from Master Trust	20,327,665

Total Investment Income	158,736,122

Contributions:
Participants	79,616,369
Participating Companies	24,866,121

Total Contributions	104,482,490

Total Additions	263,218,612

Deductions:
Benefits Paid to Participants	87,781,470
Administrative Expenses	728,442

Total Deductions	88,509,912

NET INCREASE IN NET ASSETS BEFORE TRANSFER	174,708,700

NET TRANSFER OF PARTICIPANTS' ASSETS TO THE PLAN FROM OTHER PLANS	5,737,695

NET INCREASE	180,446,395

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	1,511,594,337

End of Year	$1,692,040,732

The accompanying notes are an integral part of the financial statements.

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.            DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.
GENERAL - The Plan is a defined contribution plan covering all salaried employees of the Participating Companies (see Note 1.d.) who are 18 years of age or older. Dominion Resources, Inc. (Dominion) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.
CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis or up to 20% on an after-tax basis. Highly compensated employees may contribute not less than 2% and not more than 35% of their eligible earnings, of which up to 15% may be on a tax-deferred basis and up to 20% on an after-tax basis.  Participating Companies contribute a matching amount equivalent to 50% of each participant’s contributions, not to exceed 3% of the participant’s eligible earnings.  For participants who have 20 or more years of service with Dominion or its subsidiaries, the Participating Companies’ matching contribution is 66.7% of each participant’s contributions, not to exceed 4% of participant’s eligible earnings. Contributions are subject to certain Internal Revenue Code (IRC) limitations.

c.
PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

d.	PARTICIPANTS - Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried employees subject to approval of the Dominion Board of Directors.

e.
VESTING - Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies’ matching contributions and earnings thereon after three years of service.

f.
FORFEITED ACCOUNTS - At December 31, 2005 and 2004, forfeited nonvested accounts totaled $204,539 and $166,385, respectively. These accounts are used to reduce future Participating Companies’ contributions. During the year ended December 31, 2005, Participating Companies’ contributions were reduced by $166,385 from forfeited nonvested accounts.

g.           INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct employee contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. As discussed in Note 1.k., effective July 6, 2005, the Plan provides for employee contributions to be invested in the following:

Dominion Stock Fund

Interest in Master Trust:

Dresdner Large Cap Growth Fund (Dresdner Fund)
Certus Stable Value Fund (Certus Fund)

Common/Collective Trusts:

Northern Trust Global Securities - Aggressive Growth
Northern Trust Global Securities - Conservative
Northern Trust Global Securities - Moderate
Large Cap Value Fund
Wilshire 4500 Index Fund
EB Mellon Total Return Fund
Mellon S&P 500 Index Daily Fund

Mutual Funds:

Real Estate Fund
Small Cap Value Fund
Vanguard Explorer Fund
Euro Pacific Growth Fund

Company Contributions: Participating Companies matching contributions are automatically invested in the Dominion Stock Fund. However, participants may transfer 100% of the value of their company match account into another investment option at any time.

h.
PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance or
•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan on a bi-monthly basis through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.
PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to participants at December 31, 2005 or 2004.

j.
FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.
PLAN CHANGES - In June 2005, the Plan approved the following changes to participant investment offerings, effective July 6, 2005: The underlying investments for the Capital Guardian Balanced - Aggressive Growth Fund, Capital Guardian Balanced - Conservative Balanced Fund, and Capital Guardian Balanced - Moderate Fund (the Balanced Funds) were replaced. The Balanced Funds managed by Capital Guardian Trust Company were transferred to similar balanced funds managed by Northern Trust Global Securities. In addition, the Small Cap Growth Fund’s underlying investment, the RS Diversified Growth Fund, was replaced with the Vanguard Explorer Fund.

l.
PLAN AMENDMENTS - Effective January 1, 2005 and July 5, 2005, the Plan incorporated the Dominion Energy New England Union Savings Plan (the “NEU Plan”) and the Dominion Kewaunee Union Savings Plan (the “DKU Plan”), respectively, for the purpose of providing the employees covered by both plans with access to and participation in the Dominion Stock Fund. Effective January 1, 2006, account balances of participants covered under the NEU and the DKU plans were transferred from the Dominion Salaried Savings Plan to their respective separate plans.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.
USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

c.
RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	VALUATION OF INVESTMENTS:

(1)       Dominion Stock Fund - The investments of the fund are stated at fair value based on the closing sales prices reported on the New York Stock Exchange on the last business day of the Plan year.

(2)	Mutual Funds - Investments in mutual funds are stated at fair value using market prices, which represent the net asset values of shares held by the Plan at year-end.

(3)
Common/Collective Trusts - Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(4)
Investment in Certus Fund - The Certus Fund invests primarily in benefit-responsive guaranteed investment contracts, which are stated at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(5)
Investment in Dresdner Fund - The Dresdner Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(6)	Loans to Participants - Participant loans are valued at the outstanding loan balances.

e.	INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

f.	EXPENSES - The Plan's expenses are accrued as incurred and are paid by the Plan, as provided by the Plan document.

g.	PAYMENT OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

h.
TRANSFERS - Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2005, transfers from other savings plans were $5,971,204 and Plan transfers to other plans were $233,509.

i.
CONCENTRATION OF INVESTMENTS - Included in the Plan’s net assets available for benefits at December 31, 2005 and 2004, are investments in Dominion common stock amounting to approximately $594 million and $521 million, respectively, whose value could be subject to change based upon market conditions and company performance.

3.  INVESTMENTS

 The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31, 2005	December 31, 2004

Dominion Stock Fund *	$366,020,307	$324,744,503
Dominion Stock Fund	227,679,604	196,556,925
Interest in Certus Fund	392,992,549	374,782,231
Small Cap Value Fund	95,823,133	96,146,603
Mellon S&P 500 Index Daily Fund	153,966,047	151,104,264

* Nonparticipant-directed

During 2005, the Plan's investments (including gains and losses on investments bought and sold) appreciated in value as follows:

Investments at Fair Value:
Mutual Funds	$21,696,712
Dominion Stock Fund	73,166,122

Investments at Estimated Fair Value:
Common/Collective Trust Funds	19,253,331

Total	$114,116,165

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2005	December 31, 2004
Net Assets:

Investments:
Dominion Stock Fund	$366,020,307	$324,744,503
Common/Collective Trusts	391,427	298,884
Total Investments	366,411,734	325,043,387

Receivables	523,865	260,192

Total Assets	366,935,599	325,303,579

Liabilities:
Payables for Investments Purchased	460,441	287,776
Administrative Expenses Payable	18,832	5,408
Other Liabilities	204,600	--
Total Liabilities	683,873	293,184

NET ASSETS AVAILABLE FOR BENEFITS	$366,251,726	$325,010,395

Year Ended December 31, 2005
Changes in Net Assets:
Net Appreciation in Fair Value of Investments	$42,870,233
Dividends	12,411,091
Interest	27,012
Contributions	24,866,121
Benefits Paid to Participants	(12,503,421)
Administrative Expenses	(95,624)
Transfers to Participant-Directed Investments	(24,187,513)
Transfers of Participants’ Assets to Other Plans	(2,146,568)

Net Increase in Net Assets	$41,241,331

5.    PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.  PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the Certus Fund and the Dresdner Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employees benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Certus Fund - As of December 31, 2005 and 2004, the Plan’s interest in the net assets of the Certus Fund was approximately 62% and 60%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Certus Fund:

	December 31, 2005	December 31, 2004

Guaranteed Investment Contracts (contract value)	$610,630,337	$583,020,568
Short-term Investment Fund (estimated fair value)	18,297,536	27,315,302
Registered Investment Companies	7,420,613	10,955,564
Interest Receivable	2,205,651	2,138,217

Total	$638,554,137	$623,429,651

Investment income for the Certus Fund is as follows:

Year Ended December 31, 2005

Registered Investment Companies	$487,314
Net Investment Appreciation	487,314

Interest	27,680,666
Less: Investment Expenses	(1,091,198)

Total	$27,076,782

The aggregate fair value of the benefit-responsive investment contracts and short-term investments of the Certus Fund at both December 31, 2005 and 2004, was approximately $635 million. The average yield on assets on December 31, 2005 and 2004, was estimated at 4.62% and 4.53%, respectively. The average duration of investment contracts within the Certus Fund at December 31, 2005 and 2004 was 3.06 and 2.84 years, respectively. The crediting interest rates used to determine fair value for the contracts as of December 31, 2005 ranged from 2.74% to 6.23%. The crediting rates on certain of these contracts reset periodically, based upon individual contract terms, and have interest rates of not less than 0%.

In the event of certain Plan-initiated events, such as premature termination of the contracts by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, contracts will not be eligible for book value disbursements. Such events may cause liquidation of all or a portion of a contract at a market value adjustment.

Dresdner Fund - As of December 31, 2005 and 2004, the Plan’s interest in the net assets of the Dresdner Fund was approximately 76% and 79%, respectively. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Dresdner Fund:

	December 31, 2005	December 31, 2004

Corporate Stocks	$51,918,696	$46,859,209
Short-term Investment Fund (estimated fair value)	2,119,170	745,744
Registered Investment Companies	8,066,395	2,804,805
Payables	(59,143)	(58,096)
Total	$62,045,118	$50,351,662

Investment income for the Dresdner Fund is as follows:

Year Ended December 31, 2005

Interest	$58,265
Dividends	378,345
Net Investment Appreciation	4,449,398

Total	$4,886,008

7.            FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the IRC and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on December 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, Dominion believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common / Collective Trusts and a Master Trust managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Plan held 7,690,413 and 7,695,622 shares, respectively, of common stock of Dominion, the sponsoring employer, with a cost basis of approximately $417 million and $381 million, respectively. During the year ended December 31, 2005, the Plan recorded dividend income of approximately $20 million.

DOMINION SALARIED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
FORM 5500, SCHEDULE H, ITEM 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Description	Cost	Current Value

Dominion Stock Fund*	$416,814,750	$593,699,911

Common/Collective Trusts:
EB Temporary Investment Fund*	2,644,210	2,644,210
Northern Trust Global Securities - Aggressive Growth	27,575,012	29,300,239
Northern Trust Global Securities - Conservative	9,648,299	9,856,543
Northern Trust Global Securities - Moderate	61,176,333	63,921,000
Large Cap Value Fund	26,157,005	32,120,415
Wilshire 4500 Index Fund*	33,607,074	40,966,807
EB Mellon Total Return Fund*	24,517,978	27,082,611
Mellon S&P 500 Index Daily Fund*	120,803,171	153,966,047

	306,129,082	359,857,872

Mutual Funds:
Real Estate Fund	47,064,415	52,179,087
Small Cap Value Fund	88,735,350	95,823,133
Vanguard Explorer Fund	59,157,684	57,980,808
Euro Pacific Growth Fund	55,269,443	71,211,455

	250,226,892	277,194,483

Loans to Participants (range of interest rates - 6.25%-8.00%)	23,504,311	23,504,311

TOTAL	$996,675,035	$1,254,256,577

* A party-in-interest as defined by ERISA.

DOMINION SALARIED SAVINGS PLAN

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2005
FORM 5500, SCHEDULE H, ITEM 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Net Gain

1,469,391	Dominion Stock Fund*	268	$111,254,824	$ -	$ -	$ -
1,445,571	Dominion Stock Fund*	368	-	109,776,496	74,291,673	35,484,823
80,227,573	EB Temporary Investment Fund*	170	80,227,573	-	-	-
79,609,438	EB Temporary Investment Fund*	139	-	79,609,438	79,609,438	-

* A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN
(name of plan)

Date: June 22, 2006	/s/ Anne M. Grier
Anne M. Grier Chair, Dominion Resources Services, Inc. Administrative Benefits Committee